aB 11/23

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SECUR ... ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16207

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Share Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15770 Dallas Parkway, Suite 860
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aB 11/23

OATH OR AFFIRMATION

I, Charles H. Major, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Share Financial Services, Inc., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELAINE CUELLAR
My Commission Expires
August 08, 2019
NOTARY PUBLIC STATE OF TEXAS

Chal H Major
Signature

President
Title

Elaine Cuellar
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHARE FINANCIAL SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2015

SHARE FINANCIAL SERVICES, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Share Financial Services, Inc.

We have audited the accompanying statement of financial condition of Share Financial Services, Inc. (the "Company") as of September 30, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Share Financial Services, Inc. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 9, 2015

SHARE FINANCIAL SERVICES, INC.
Statement of Financial Condition
September 30, 2015

ASSETS

Cash	$ 69,130
Commissions receivable	286,279
Receivable from Parent	0
Employee advances	18,188
	$ 373,597

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 18,648
Commissions payable	118,445
Deferred revenue	12,000
State income tax payable	7,000
	156,093
Stockholder's equity:	
Common stock, 100,000 shares authorized with $1 par value, 8,000 shares issued and outstanding	8,000
Additional paid-in capital	415,000
Retained earnings (deficit)	(205,496)
Total stockholder's equity	217,504
	$ 373,597

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Income
For the Year Ended September 30, 2015

Revenues:	
Commissions income	$ 2,198,552
Other income	111,955
	2,310,507
Expenses:	
Compensation and benefits	1,362,755
Commissions and clearance paid to all other brokers	461,809
Communications	52,769
Occupancy and equipment costs	82,066
Regulatory fees and expenses	84,800
Promotional Costs	1,839
Other expenses	164,246
	2,210,284
Income (loss) before income taxes	100,223
Federal income tax expense	
Current	35,766
Deferred	(35,766)
State income tax expense - related party	7,000
Net Income	$ 93,223

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2015

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at September 30, 2014	8,000	$ 8,000	$ 415,000	$ (297,719)	$ 124,281
Net income				93,223	93,223
Balances at September 30, 2015	8,000	$ 8,000	$ 415,000	$ (205,496)	$ 217,504

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2015

Balance at September 30, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance at September 30, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2015

Cash flows from operating activities:	
Net income	$ 93,223
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Depreciation and amortization expense	0
Loss (gain) on disposition of fixed assets	0
Change in assets and liabilities:	
Increase in commissions receivable	(170,716)
Increase in employee advances	(15,000)
Decrease in receivable from Parent	7,530
Decrease in accounts payable and accrued expenses	(11,282)
Increase in commissions payable	65,286
Decrease deferred revenue	(6,000)
Increase in state tax payable	0
Net cash provided (used) by operating activities	(36,959)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Net cash provided (used) by financing activities	0
Net decrease in cash	(36,959)
Cash at beginning of year	106,089
Cash at end of year	$ 69,130
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ -0-
Interest	$ 0

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Notes to Financial Statements
September 30, 2015

Note 1 - Summary of Significant Accounting Policies

Share Financial Services, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(i). The Company is a wholly-owned subsidiary of Share Holdings, Inc. (the "Parent"). The Company's revenue is generated through consulting and underwriting services ("program fees") to churches and not-for-profit organizations and the brokerage of securities of its client issues. The Company's customers are primarily located throughout the Midwestern and Southwestern portions of the United States.

Revenues from program fees are recognized when all provisions of the contract between the Company and the client have been fulfilled. Expenses relating directly to programs are recognized when revenue is recorded. All other revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

The Company receives deposits in advance for services to be provided. These deposits are reflected as deferred revenue.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2015, the Company had net capital of approximately $124,585 and net capital requirements of $10,406. The Company's ratio of aggregate indebtedness to net capital was 1.25 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

At September 30, 2015, the Company has net operating losses of approximately $169,098 which have been carried forward to offset against future taxable income. This net operating loss carryforward will expire as follows:

Year Ending September 30,	
2028	$ 77,755
2029	778
2030	90,565
	$ 169,098

The tax benefit from the net operating loss carryforward of $45,744 has not been reported in these financial statements because the Company believes it is likely that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The following reflects the changes in the tax benefit:

	Deferred Tax Asset September 30, 2014	Current Period Changes	Deferred Tax Asset September 30, 2015
Federal	$ 81,510	$ (35,766)	$ 45,744
Valuation allowance	(81,510)	35,766	(45,744)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 - Lease Commitments

The Company leases office equipment under a long-term non-cancelable lease. Minimum lease payments under this lease at September 30, 2015 are as follows:

Year Ending September 30,	
2016	$ 12,236
2017	12,236
2018	12,236
2019	4,079
	$ 40,787

Equipment lease expense for the year ended September 30, 2015 was $12,235 and is reflected in occupancy and equipment costs.

Note 6 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous.

The Company is provided office space, office facilities and certain administrative functions from its Parent under the terms of an existing expense sharing agreement. During the year ended September 30, 2015, the Company paid the Parent approximately $65,608 allocated as follows:

Accounting (included in Other Expenses):	$ 12,000
Facilities Fees (included in Occupancy and Equipment Costs):	36,684
Consulting (included in Other Expenses):	14,565
Postage (included in Communications):	2,359
	$ 65,608

For certain engagements, the Parent pays the Company a deposit for services to be rendered per a consulting agreement between the Parent and a client. The Company treats these deposits as deferred revenue. When the Company receives payment for these services, it repays these deposits to the Parent. During the year ended September 30, 2015, the Company repaid deposits totaling $12,000 to the Parent.

The Parent reimburses the Company for certain commissions that the Company pays to its registered representatives for consulting services. During the year ended September 30, 2015, the Parent reimbursed the company approximately $77,845. These receipts are included in Other Income.

Note 7 - New Accounting Pronouncements

In May 2014, the Financial accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for

those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and asses recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending September 30, 2020. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending September 30, 2017. Early adoption is permitted. The Company expects no material effect on its financial statements.

In January 2015, the FASB issued ASU 2015-01, income Statement – Extraordinary and Unusual Items (Subtopic 225-02); Simplifying Income Statement Presentation by Eliminating the concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports is classification as an extraordinary item. ASUM 2015-01 is effective for the Company's annual periods beginning October 1, 2016. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2015

Schedule I

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2015

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 217,504
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		217,504
Deductions and/or charges:		
Non-allowable assets:		
Receivables older than 30 days	$ 74,731	
Receivable from Parent	0	
Employee advances	18,188	(92,914)
Net capital before haircuts on securities positions		124,585
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Net capital		$ 124,585

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 18,648
Commissions payable	118,445
Deferred revenue	12,000
State income taxes payable	7,000
Total aggregate indebtedness	$ 156,093

Schedule I (continued)

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 10,406
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 10,406
Net capital in excess of required minimum	$ 114,179
Excess net capital at 1000%	$ 108,976
Ratio: Aggregate indebtedness to net capital	1.25 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net Capital per Company's unaudited FOCUS IIA	$ 104,598
Decrease in Federal Income Taxes Payable	19,987
Net Capital per Audited Report	$ 124,585

Schedule II

SHARE FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2015

ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
Share Financial Services, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Share Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Share Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and *(b)* Share Financial Services, Inc. stated that Share Financial Services, Inc. met the identified exemption provisions throughout the year ended September 30, 2015 without exception. Share Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Share Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 9, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

SHARE
FINANCIAL
SERVICES, INC.
PROVIDING CHURCH FINANCE
SINCE 1970

October 20, 2015

RE: SEC Rule 15c3-3(K)(2)(i)

To the best of my knowledge and belief, Share Financial Services, Inc. has met the specific exemption relied upon under Rule 15c3-3(K)(2)(i) without exception and that the company handled no customer money or stock for the year ended September 30, 2015.

Charles H. Major
President

15770 DALLAS PARKWAY
SUITE 860
DALLAS, TEXAS 75248
972-450-6305
1-800-331-9152
FAX 972-331-2297
WWW.SHAREFINANCIAL.COM

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended September 30, 2015

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors of
Share Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2015, which were agreed to by Share Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Share Financial Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Share Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015 with the amounts reported in Form SIPC-7 for the year ended September 30, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 9, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016207 FINRA SEP
SHARE FINANCIAL SERVICES INC
15770 DALLAS PKWY STE 860
DALLAS TX 75248-6617

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5,776.27

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,264.41)
4/27/2015
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 2,511.86

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,511.86

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,511.86

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Share Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of October, 2015.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2014 and ending 9/30/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,310,507

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 2,310,507

2e. General Assessment @ .0025 $ 5,776.27

(to page 1, line 2.A.)